Exhibit 99.1

11 July 2005

company statement

For media enquiries please contact James Rickards on
Tel: 61 2 8274 5304 Mob: 0419 731 371. For
investor/analyst enquiries please contact Steve Ashe on
Tel: 61 2 8274 5246 or Mob: 0408 164 011

Sale of Chilean Business

James Hardie announced today that it has signed an agreement for the sale of its Chile Fibre Cement business to Compañía Industrial El Volcán S.A. for a value of US$15.8 million, comprising of cash and assumption of external debt by the purchaser.

The sale is effective immediately and does not result in a material book profit or loss in the company’s accounts.

Since its commencement in 2001, James Hardie’s Chilean business has successfully built local demand for fibre cement, and started returning positive earnings before interest and tax over a year ago. Despite this success, the business no longer fits with the company’s strategic direction for future growth.

James Hardie’s Chief Executive Officer, Louis Gries said “There are no downsides to this sale. We received a fair offer and we expect the operation will continue to be a good business for the new owners.

“The sale enables us to focus our efforts and resources on the opportunities in North America, Asia Pacific and Europe for capitalising on our unique manufacturing technology and differentiated, value-added products,” Mr Gries said.

Ends

Investor and Analyst Enquiries:

Steve Ashe — Vice President, Investor Relations
Telephone: 61 2 8274 5246
Mobile: 0408 164 011
Email: steve.ashe@jameshardie.com.au

Media Enquiries:

James Rickards
Telephone: 61 2 8274 5304
Mobile: 0419 731 371
Email: media@jameshardie.com.au
Facsimile: 61 2 8274 5218

www.jameshardie.com

Disclaimer

The Company Statement contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports filed with or furnished to the United States Securities and Exchange Commission on Forms 20-F and 6-K, in our annual reports to shareholders, in offering circulars and prospectuses, in media releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, representatives of the media and others. Examples of such forward-looking statements include:

•	projections of our operating results or financial condition;

•	statements regarding our plans, objectives or goals, including those relating to competition, acquisitions, dispositions and our products;

•	statements about our future economic performance;

•	statements about product or environmental liabilities; and

•	expectations about payments to a special purpose fund for the compensation of proven asbestos-related personal injury and death claims.

Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should,” “aim” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, some of which are discussed under “Risk Factors” in our Form 20-F, include but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie Group subsidiaries; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which we operate; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; the success of our research and development efforts; our reliance on a small number of product distributors; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; foreign exchange risks; the successful implementation of new software systems; and the successful transition of our new senior management. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made.